Filed pursuant to Rule 424(b)(3)

File Nos. 811-23201 and 333-261313

Versus Capital Real Assets Fund LLC

(the “Fund”)

Supplement dated September 3, 2024 to the

Prospectus dated July 29, 2024

Effective immediately, the Fund’s Prospectus is amended as follows:

The paragraph in the subsection “Adviser” in the “Prospectus Summary” section of the Prospectus is replaced in its entirety with the following:

The Fund’s investment adviser is Versus Capital Advisors LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). See “Management of the Fund – Adviser and Investment Management Fee.” Headquartered in Denver, CO, the Adviser is an asset management firm that specializes in real asset investing with approximately $4.95 billion in assets under management as of June 30, 2024. The Adviser has entered into sub-advisory agreements with Brookfield Public Securities Group LLC (“Brookfield”) and Lazard Asset Management LLC (“Lazard”) (each a “Sub-Adviser” and, collectively, the “Sub-Advisers”) in connection with the management of a portion of the Fund’s assets allocated to it by the Adviser. From time to time, the Adviser may determine not to allocate any of the Fund’s assets to a Sub-Adviser. The Adviser currently is not allocating any of the Fund’s assets to Lazard. See “Management of the Fund – Sub-Advisers and Sub-Advisory Fees.”

The first paragraph in the subsection “Adviser and Investment Management Fee” in the “Management of the Fund” section of the Prospectus is replaced in its entirety with the following:

Under the ultimate supervision of and subject to any policies established by the Board, the Adviser provides investment advice to and manages the day-to-day business and affairs of the Fund pursuant to an investment management agreement between the Fund and the Adviser (the “Investment Management Agreement”). In addition to managing a portion of the Fund’s assets directly, the Adviser has responsibility, subject to the review and approval of the Board, for selecting he Fund’s strategies and for selecting and hiring the Sub-Advisers to the Fund. The Adviser allocates the Fund’s assets and monitors the Sub-Advisers’ investment programs for consistency with the Fund’s investment objective and strategies. The Adviser may, at its discretion, reallocate the Fund’s assets among itself and the Sub-Advisers, allocate assets away from Sub-Advisers, and/or terminate Sub-Advisers, subject to the oversight of the Board. From time to time, the Adviser may determine not to allocate any of the Fund’s assets to a Sub-Adviser. The Adviser currently is not allocating any of the Fund’s assets to Lazard. The Adviser also provides certain administrative services to the Fund, including: providing office space, handling of shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Board, and providing other support services.

The last paragraph in the subsection “Sub-Advisers and Sub-Advisory Fees—Lazard Asset Management, LLC” in the “Management of the Fund” section of the Prospectus is replaced in its entirety with the following:

A discussion regarding the basis for the Board’s approval of the Investment Sub-Advisory Agreement between the Adviser and Lazard, along with a discussion regarding the basis for the Board’s approval of the continuation of previous investment sub-advisory agreement between the Adviser and Lazard (the “Lazard Agreement”) is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2023. The Adviser currently is not allocating any of the Fund’s assets to Lazard.

Shareholders should retain this Supplement for future reference.

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